SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BROOKFIELD RENEWABLE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16258 10 8

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16258 10 8		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 180,784,567* LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 180,784,567* LIMITED PARTNERSHIP UNITS[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 180,784,567* LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 61% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

* Includes 129,658,623 redeemable/exchangeable partnership units. See Item 5.

CUSIP No. G16258 10 8		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 180,784,567* LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 180,784,567* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 180,784,567* LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 61% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

* Includes 129,658,623 redeemable/exchangeable partnership units. See Item 5.

CUSIP No. G16258 10 8		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD RENEWABLE POWER INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 180,784,567* LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 180,784,567* LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 180,784,567* LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 61% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

* Includes 129,658,623 redeemable/exchangeable partnership units. See Item 5.

CUSIP No. G16258 10 8	SCHEDULE 13D

Item 1. Security and Issuer

The title and class of equity security to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the Limited Partnership Units (the “L.P. Units”) of Brookfield Renewable Partners Ltd. (“BEP”), a Bermuda corporation. The principal executive offices of the Issuer are located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

Item 2.         Identity and Background

(a)                                 This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”)

(i)            Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii)           Partners Limited (“Partners”), corporation formed under the laws of the Province of Ontario. Partners holds 85,120 Class B limited voting shares of Brookfield, representing 100% of such shares, and 549,957 Class A limited voting shares of Brookfield, representing approximately 0.1% of such shares; and

(iii)          Brookfield Renewable Power Inc. (“BRPI”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield.

Schedules I, II and III hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations, addresses, and citizenships, of the Brookfield, Partners and BRPI, respectively.

(b)                                 The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors.  The principal business of Partners is that of a holding company.  The principal business of BRPI is to hold Brookfield’s renewable power investments.  The principal business address of each of the Reporting Persons is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3.

(d) – (e) During the last five years, none of Reporting Persons and, to their respective knowledge none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Schedules I, II and III hereto set forth the citizenship of each of the Scheduled Persons who is a natural person.

Item 3.         Source and Amount of Funds or Other Consideration

On June 6, 2016, BEP announced that it had agreed to issue 10,655,000 L.P. Units, on a bought deal basis, to a syndicate of underwriters (the “Public Offering”) at a price of C$37.55 per L.P. Unit for gross proceeds of C$400,095,250. In connection with the Public Offering, it was announced that Brookfield (or one of its affiliates) would enter into a subscription agreement with BEP (the “Subscription Agreement”), pursuant to which Brookfield would agree to purchase 11,098,958 L.P. Units at a price of C$36.048 per L.P. Unit for gross proceeds of C$400,095,237 (the “Concurrent Private Placement”).  Brookfield was also provided the option to subscribe for additional L.P. Units in proportion to the extent that the underwriters’ over-allotment option to the Public Offering is exercised, up to a maximum of 1,664,844 additional L.P. Units (the “Private Placement Option”). BRPI (as a wholly-owned subsidiary of Brookfield) and BEP entered into the Subscription Agreement on June 7, 2016 and the Public Offering and Concurrent Private Placement closed on June 10, 2016. On June 15, 2016, the underwriters gave

CUSIP No. G16258 10 8	SCHEDULE 13D

notice that that they would be exercising the over-allotment option to the Public Offering and agreed to purchase an additional 1,598,250 L.P. Units. The purchase of these additional L.P. Units closed on June 16, 2016.  Brookfield did not exercise the Private Placement Option.

The purchase of the L.P. Units was funded with cash on hand.

Item 4.         Purpose of Transaction.  See Items 3 and 5.

The Reporting Persons from time to time make certain investments, including purchases of publicly traded securities. The Reporting Persons may begin or cease buying securities at any time. Any additional purchases of securities may be in the open market or privately negotiated transactions or otherwise. The Reporting Persons reserve the right to take actions to influence the management of BEP should they deem such actions appropriate.

Other than as described or contemplated above, none of the Reporting Persons, or to their respective knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)                               the acquisition by any person of additional securities of the Issuer, or the disposition of securities of BEP;

(b)                               an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BEP or any of its subsidiaries;

(c)                                a sale or transfer of a material amount of assets of BEP or any of its subsidiaries;

(d)                               any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                any material change in the present capitalization or dividend policy of BEP;

(f)                                 any other material change in BEP’s business or corporate structure;

(g)                                changes in BEP’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BEP by any person;

(h)                               causing a class of securities of BEP to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                   a class of equity securities of BEP becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                                  any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer

(a)-(b)                  As of the date hereof, Brookfield, Partners and BRPI may be deemed to be the beneficial owners of 51,125,944 L.P. Units, and such L.P. Units constitute approximately 28% of the issued and outstanding L.P. Units based on the number of L.P. Units outstanding as of June 6, 2016. Brookfield, Partners and BRPI may be deemed to be the beneficial owners of 129,658,623 redeemable/exchangeable Partnership units.  Assuming that all of the redeemable/exchangeable partnership units of BEP were exchanged for L.P. Units pursuant to the redemption-exchange mechanism, as of the date hereof, Brookfield, Partners and BRPI, may be deemed to be the beneficial owner of 180,784,567 L.P. Units, and such L.P. Units constitute approximately 61% of the issued and outstanding L.P. Units based on the number of L.P. Units outstanding on June 6, 2016.  Brookfield may hold the L.P. Units directly or in one or more wholly-owned subsidiaries.

CUSIP No. G16258 10 8	SCHEDULE 13D

Brookfield may be deemed to have shared power (with each of Partners and BRPI) to vote or direct the vote of the L.P. Units beneficially owned by it or to dispose of such L.P. Units.

(c)           Other than as described in Item 3, (i) none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in L.P. Units during the past sixty (60) days.

(d)            No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such L.P. Units.

(e)             Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 2 and 3 hereto is incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1                                             Subscription Agreement dated June 7, 2016 by and between Brookfield Renewable Power Inc. and Brookfield Renewable Partners L.P.

CUSIP No. G16258 10 8	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2016

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Vice President, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Derek E. Gorgi
	Name:	Derek E. Gorgi
	Title:	Assistant Secretary

BROOKFIELD RENEWABLE POWER INC.

By:	/s/ Jennifer Mazin
	Name:	Jennifer Mazin
	Title:	Senior Vice President and Secretary

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada

Jeffrey M. Blidner, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder of The Braly Group, LLC	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Maureen Kempston Darkes, Director	21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of Brookfield	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian W. Kingston, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

Philip B. Lind, Director	Rogers Communications Inc. 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Co-Founder, Vice Chairman and Director of Rogers Communications Inc.	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor of TD Bank Group	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	168 Robinson Road #37 — 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair of Solera Capital LLC	U.S.A.

George S. Taylor, Director	R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

J. Bruce Flatt, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman of Halmont Properties Corp.	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Fund Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	President and CEO of Partners Value Fund Inc.	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Samuel J.B. Pollock, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Accountant	Canada

Lorretta Corso, Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada

Derek E. Gorgi, Assistant Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

SCHEDULE III

BROOKFIELD RENEWABLE POWER INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jennifer Mazin, Senior Vice President, Secretary and Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President and General Counsel	Canada

Douglas Christie, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President	Canada

Julian Deschatelets, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President	Canada

Nicholas Goodman, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer	United Kingdom